UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ascent Solar Technologies, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

043635606
(CUSIP Number)

Arion Agrophotovoltaic Private Limited

8, Temasek Boulevard, Suntec Tower 3

#29-03A, Singapore 038988.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 8 pages)

SCHEDULE 13D

CUSIP No. 043635606	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS. ARION AGROPHOTOVOLTAIC PRIVATE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION SINGAPORE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 Common Shares (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 5,000,000 Common Shares (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 5,000,000 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.54%(1)
14	TYPE OF REPORTING PERSON* CO

(1) Percentage calculated based on 36,928,917 Common Shares issued and outstanding as of March 10, 2023 reported in the Issuer’s Annual Report on Form 10-K filed on March 10, 2023.

SCHEDULE 13D

CUSIP No. 043635606	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS. JOHANNES KUHN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 Common Shares (1) (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 5,000,000 Common Shares (1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 5,000,000 Common Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.54%(2)
14	TYPE OF REPORTING PERSON* IN

(1) Mr. Johannes Kuhn is the substantial majority beneficial owner of Arion Agrivoltaics.

(2) Percentage calculated based on 36,928,917 Common Shares issued and outstanding as of March 10, 2023 reported in the Issuer’s Annual Report on Form 10-K filed on March 10, 2023.

SCHEDULE 13D

CUSIP No. 043635606	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS. UTE KUHN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION GERMANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 Common Shares(1) (See Item 5)
	8	SHARED VOTING POWER 0 Common Shares
	9	SOLE DISPOSITIVE POWER 5,000,000 Common Shares(1) (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PARTY 5,000,000 Common Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.54%(2)
14	TYPE OF REPORTING PERSON* IN

(1) Mrs. Ute Kuhn is the substantial majority beneficial owner of Arion Agrivoltaics.

(2) Percentage calculated based on 36,928,917 Common Shares issued and outstanding as of March 10, 2023 reported in the Issuer’s Annual Report on Form 10-K filed on March 10, 2023.

SCHEDULE 13D

CUSIP No. 043635606	Page 5 of 8 pages

Item 1.	Security and Issuer.

This Schedule 13D is filed by the Reporting Persons (as defined below) and relates to shares of the common stock, par value $0.0001 per share (“Common Shares”), CUSIP 043635606, of Ascent Solar Technologies, Inc., a Delaware corporation (“Issuer”). The principal executive offices of the Issuer are located at 12300 Grant Street, Thornton, Colorado 80241. The Issuer’s Common Shares are listed on Nasdaq under the symbol “ASTI”.

Item 2.	Identity and Background.

(a)-(c) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the Boulevard“Act”), this Schedule 13D is filed by Arion Agrophotovoltaic Private Limited, a Singapore private company (“Arion”), Mr. Johannes Kuhn, a citizen of Germany, and Ms. Ute Kuhn, a citizen of Germany (together, the “Reporting Persons”). Arion is mainly engaged in the business of manufacturing photovoltaic solar cells. Mr. Kuhn and Ms. Kuhn are mainly engaged in the investment business.

The business address of Arion is 8, Temasek Boulevard, Suntec Boulevard Tower 3, #29-03A, Singapore 038988

The business address of Mr. Kuhn and Ms. Kuhn is Boulevard 70-72 Muehlenweg, L-2155 Luxembourg.

(d) and (e) During the last five years, neither of the Reporting Persons nor Tan Keng Tiong, CEO of Arion, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Arion is set forth below:

Name	Offices Held	Citizenship	Address
Johannes Kuhn	Shareholder (90%)	German	Eibenweg 14, 4310 Rheinfelden, Switzerland
Tan Keng Tiong	Shareholder (10%) Director and CEO	Malaysian	45, North Canal Road, #01-01 Lew Building Singapore 059301
Leo Hee Kiang	General Manager	Singapore	8, Temasek Boulevard Suntec Tower 3, #29-03A, Singapore 038988
Chow Siew Meng	Regional Manager – Business Development	Singapore	8, Temasek Boulevard Suntec Tower 3, #29-03A, Singapore 038988

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated in its entirety as follows as of the date of this Amendment:

On February 3, 2023, BD1 Investment Holding, LLC (“BD1”) transferred 500,000 Issuer common shares to Arion. BD1 is beneficially owned by Mr Kuhn and Ms. Kuhn.

On April 6, 2023, BD1 transferred 4,500,000 Issuer common shares to Arion. These transfers to Arion were made for a consideration other than cash in order to purchase shares in Arion. Arion is 90% beneficially owned by Mr. Kuhn and Ms. Kuhn.

This Schedule 13D does not include information about the Issuer’s common shares that continue to be owned by BD1. That information is separately reported on the Schedule 13D (as amended) filed by BD1.

SCHEDULE 13D

CUSIP No. 043635606	Page 6 of 8 pages

Item 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

As of the date of this Schedule 13D and except as set forth herein, the Reporting Persons have no plans, proposals or negotiations that relate to or would result in any of the matters set forth within (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer’s financial position, the price levels of the outstanding Common Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to the Common Shares owned by them including, without limitation, engaging in communications with management and the board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), purchasing additional Common Shares, selling some or all of their Common Shares, or taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The following information with respect to the ownership of Common Shares by the Reporting Persons filing this statement on Schedule 13D/A is provided as of the date of this filing:

Reporting Persons	Common Shares Held Directly	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage Owned(1)

Arion Agrophotovoltaic Private Limited	5,000,000	0	0	5,000,000	13.54%
Johannes and Ute Kuhn	5,000,000			5,000,000	13.54%

(1) Percentage calculated based on 36,928,917 Common Shares issued and outstanding as of March 10, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed on March 10, 2023.

(c) Except as set forth below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Common Shares during the past 60 days.

On March 17, 2023, BD1 (which is beneficially owned by Mr. Kuhn and Ms. Kuhn) disposed of 3,000,000 shares of Common Stock of the Issuer to make a payment under an existing and outstanding promissory note.

(d) Except as disclosed in this Schedule 13D, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares except for Arion.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. 043635606	Page 7 of 8 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Arion is 90% beneficially owned by Mr. Kuhn and Ms. Kuhn.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons

Exhibit 99.2 Power of Attorney for Johannes Kuhn

Exhibit 99.3 Power of Attorney for Ute Kuhn

Exhibit 99.4 Power of Attorney for Arion

SCHEDULE 13D

CUSIP No. 043635606	Page 8 of 8 pages

SIGNATURE

After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Date: April 17, 2023	ARION AGROPHOTOVOLTAIC PRIVATE LIMITED

	By:	/s/ James H. Carroll
	Name: Title:	James H. Carroll Attorney-in fact

Date: April 17, 2023	/s/ James H. Carroll, attorney-in-fact
Johannes Kuhn

Date: April 17, 2023	/s/ James H. Carroll, attorney-in-fact
Ute Kuhn